EXHIBIT 99.1

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II

2017-2016 MARKET VALUES

ARA Manufactured Housing has completed a broker opinion of market value of Uniprop Income Fund II’s two remaining properties. The table below sets forth certain market value information for each property, as well as a comparison to the prior year.

	02/17	02/16	%
Property	(Avg) Market	(Avg) Market
	Value	Value	Variance
Sunshine Village	24,375,000	19,750,000	23.42%
West Valley	31,050,000	26,125,000	18.85%

Total:	55,425,000	45,875,000	20.82%

2016 ESTIMATED NET ASSET VALUE OF UNITS

Based on the February 2017 broker’s opinion of market value for the Sunshine and West Valley properties, the General Partner has calculated the estimated net asset value of each Unit, based on the following assumptions:

o	Sale of the Properties in February 2017 for their estimated market value.
o	Costs and selling expenses at 3.0% of the sale price.
o	Tax consequences of a sale are not taken into consideration.
o	Cash reserves as of December 31, 2016, net of liabilities

The estimated net asset value of each unit, assuming the sale of the properties at their present market value is $13.05 calculated as follows:

Aggregate market value:	$55,425,000

Plus: Cash Reserves	6,890,331

Less: Selling Expenses (3.0%)	1,662,750
Mortgage Debt:	17,542,594

Net Sales Proceeds:	$43,109,987

Number of Units:	3,303,387
Net Asset Value per unit:	$13.05